Exhibit 99.1

NEWS RELEASE

Contact: Hugo Goldman Retalix Ltd. +972-9-776-6677 investors@retalix.com

RETALIX CALLS 2010 ANNUAL SHAREHOLDERS MEETING

Ra’anana, Israel, August 10, 2010 – Retalix® Ltd. (NASDAQ-GS: RTLX) (the “Company”), a leading provider of software and services for retailers and distributors, announced today that it has scheduled its 2010 annual shareholders meeting to take place Wednesday, September 15, 2010 at 10:00 a.m. (Israel time), at the offices of the Company, located at 10 Zarhin Street, Ra’anana, Israel. The record date for the meeting is August 16, 2010.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about August 18, 2010, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.  The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is as follows:

1.
To re-elect each of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Eli Gelman, Gillon Beck, Ishay Davidi, Boaz Dotan, David Kostman, Nehemia Lemelbaum, Robert A. Minicucci, Avinoam Naor and Itschak Shrem.

2.	To approve the Company's 2009 Share Incentive Plan for U.S. tax purposes.

3.
To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to fix their remuneration in accordance with the nature and extent of their services.

4.	To discuss the financial statements of the Company for the year ended December 31, 2009.

Items 1 through 3 require the approval of a simple majority of the shares voted on the matter.  Item 4 will not require a vote of the shareholders.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com, the contents of which are not part of this press release.